

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

January 12, 2017

Garo H. Armen
Chief Executive Officer
Protagenic Therapeutics, Inc.
149 Fifth Avenue
New York, New York 10010

> **Re:** **Protagenic Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 28, 2016**
> **File No. 333-213671**

Dear Mr. Armen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2016 letter.

Market for Common Equity and Related Stockholder Matters

Market Information, page 32

1.      Please revise your disclosure to clarify that the high and low prices from the third quarter of 2016 were quotes from the OTC Pink marketplace and not quotes from the OTCQB.

Executive Compensation, page 55

2.      Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Financial Statements for the Nine Months Ended September 30, 2016

Note 1 – Organization and Nature of Business

The Reverse Split, page 10

3.	We note from your disclosures here and in your Condensed Consolidated Statement of Stockholders' Equity (Deficit) that 8,221,837 shares of your Series B Preferred Stock were converted into your common stock during the nine months ended September 30, 2016 and that 2,796,929 shares of your Series B Preferred Stock have yet to be converted; however, your disclosure on page 10 of your Prospectus Summary under the heading "Recent Developments – Reverse Stock Split" states that 10,146,000 shares of your Series B Preferred Stock were converted into your common shares on July 27, 2016.  Please explain or correct this discrepancy.  Also, please revise the footnotes to your financial statements to clarify that 872,766 of Series B Preferred Stock will not convert due to one holder exercising the Springing Blocker.  Your current footnote disclosure suggests that all the Series B Preferred Stock will convert into your common shares.

	You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or me at (202) 551-3720 with any other questions.

						Sincerely,

						/s/ Mara L. Ransom

						Mara L. Ransom
						Assistant Director
						Office of Consumer Products

cc:	Alexander K. Arrow, Chief Financial Officer, Protagenic Therapeutics, Inc.
	Louis Lombardo, Esq., Partner, Meister Seelig & Fein LLP